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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934

                          (Amendment No. __________)*

                                UAL CORPORATION
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   902549104
                        ------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902549104                   13G                      Page 2 of 2 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SANFORD C. BERNSTEIN & CO., INC.
        ONE STATE STREET PLAZA
        NEW YORK, NY  10004

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

                600,015

        6  SHARED VOTING POWER

                0

        7  SOLE DISPOSITIVE POWER

                1,083,471

        8  SHARED DISPOSITIVE POWER

                0

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,083,471

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.7%

12 TYPE OF REPORTING PERSON*

        IA/BD


                     *SEE INSTRUCTION BEFORE FILLING OUT!

Sanford C. Bernstein & co., Inc.
Investment Research and Management
- --------------------------------------------------------------------------------
One State Street Plaza, New York, N.Y. 10004-1545 212/504-5000  Fax 212-504-5121

                                  SCHEDULE G
                   Under the Securities Exchange Act of 1934


Item 1 (a):             UAL CORPORATION
Item 1 (b):             1200 ALGONQUIN ROAD
                        OAK GROVE VILLAGE IL 60007
Item 2 (a):             Sanford C. Bernstein & Co., Inc.
Item 2 (b):             767 Fifth Avenue New York NY 10153
Item 2 (c):             New York
Item 2 (d):             Common
Item 2 (e):             008140105

Item 3:                 Investment Advisor/Broker Dealer

Item 4 (a):             1,083,471
Item 4 (b):             8.7%
Item 4 (c) (i):         600,015
Item 4 (c) (ii):        0
Item 4 (c) (iii):       1,083,471
Item 4 (c) (n):         0

Item 5:                 Not Applicable

Item 6: The security referred to in this schedule is held for the accounts of discretionary clients. These clients have the right to receive dividends from and the proceeds of the sale of such security.

Item 7:                 Not Applicable

Item 8:                 Not Applicable

Item 9:                 Not Applicable

Item 10: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

    Registered Investment Advisor    Member, New York Stock Exchange, Inc.

Schedule G
Under the Securities Exchange Act of 1934
Page Two


Signature
- ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 1995
- ----------------
Date

/s/ Michael Borgia
- ------------------
Signature



Michael Borgia, Senior Vice President
- -------------------------------------
Name/Title